September 4, 2013



Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management ? Insured Investments Office
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT VIA EDGAR
	Minnesota Life Insurance Company
	File No. 333-189593; 811-04294

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the "Company") via electronic mail on August 27, 2013. Each of the Staff's comments is set forth below, followed by the Company's response.

In addition, the Company has also provided a marked copy of the above-referenced registration statement. The revisions will be incorporated into the registration statement via pre-effective amendment once the Company receives Staff approval to do so.


1.	General Comments  -  Please explain supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees.

	Response:

The Company does not currently have any guarantee or support agreements with third parties to support the Company's guarantees under the contracts. Accordingly, the Company is solely responsible for paying out on any guarantees associated with the contracts.


2.	Cover Page  -  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

	Response:
The Company confirms that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.


3.	Special Terms
	a.	Please confirm that all special terms have been defined in the text prior to first use or in the glossary of special terms.  Confirm that all special terms appear consistently in upper case throughout the prospectus.

	Response:

The Company confirms that all special terms have been defined in the text prior to first use or in the glossary of special terms. The Company also confirms that all special terms appear consistently in upper case throughout the prospectus.


	b.	Please consider including "Benefit Base," "Enhancement Base," "Benefit
Base Enhancement," and "Benefit Base Reset" as defined terms in the glossary of special terms and using them as defined terms throughout the prospectus.

	Response:

The Company has considered the Staff's comment to include "Benefit Base," "Enhancement Base," "Benefit Base Enhancement," and "Benefit Base Reset" as defined terms in the glossary of special terms, and the Company respectfully declines to add those terms in the glossary of special terms at this time.


4.	Missing Data  -  (e.g., pp. 52, 53)  Please provide an updated pre-
effective amendment including data missing from the registration statement, currently indicated by brackets.

	Response:

The Company confirms that any data missing from the initial registration statement, currently indicated by brackets, will be provided in the Company's pre-effective amendment.


5.	Allocation of Contract Values  -  (p. 7)  In this section, the registrant states "you may instruct us to transfer amounts held as annuity reserves among the Variable Annuity Sub-Accounts for a Variable Annuity, subject to some restrictions." Annuity reserves are not explained in the prospectus. Provide a disclosure explaining annuity reserves including how value accrues in annuity reserves.

	Response:

In response to the Staff's comment, the Company added the following language to the section referenced in the Staff's comment:

"Please see the section of this Prospectus entitled
"Annuitization Benefits and Options ? Transfers after you have
Annuitized your Contract" for additional information on annuity reserves."

In addition, the Company added the following language to the section entitled "Annuitization Benefits and Options ? Transfers after you have Annuitized your Contract":

"Reserves reflect the present value of expected future Annuity
Payments based upon the then current Variable Annuity Payment amount."


6.	Description of the Contract ? Credit Enhancement and Recapture  -  (p. 18)
	The penultimate paragraph of this section contains the following language:

	The deferred sales charges may be higher and the deferred sales charge period may be longer than other products that do not offer a credit enhancement. Also, the mortality and expense risk charge may be higher than that charged under other products which, in some cases, offer comparable features, but which have no credit enhancement.

	The overly general language and conditional nature of this language provides little guidance to potential purchasers. Please revise to definitively state whether such charges and surrender periods are higher and longer than products that do not offer a credit enhancement. Further, clarify the scope of comparison to other products, i.e., does it refer to Minnesota Life products of other insurance companies?

	Response:

The disclosure referenced in the Staff's comment was added because the Staff previously requested similar language for the Company's other products with credit enhancements. However, the cost of this credit enhancement is recovered over time through administrative and other expense efficiencies for contracts that are significantly larger than the average size anticipated in product pricing. Because the deferred sales charge and mortality and expense risk charges were not increased as a result of this credit enhancement, the Company has deleted the disclosure.


7.	Modification and Termination of the Contract  -  (p. 28)  Please disclose how the right to cancel discussed in this section affects a contract with a living benefit rider.

	Response:

In response to the Staff's comment, the following language has been added to the section referenced in the Staff's comment:

"We will also not terminate any contract that includes an optional living benefit rider that provides for continuation of benefits and you are in compliance with the rider's terms for continuation. Please see the section of this Prospectus entitled "Optional Living Benefit Riders" for additional information."


8.	Death Benefits ? Optional Death Benefit Riders and Optional Living Benefit
Riders - (pp. 41, 48) In the above-referenced pages concerning both the death benefit and optional living benefit riders, the registrant states that "[a]fter the first Contract Anniversary, however, subsequent Purchase
Payments are limited to a cumulative total of $25,000, without our prior consent." Please place in bold typeface or otherwise emphasize this limitation and explain what will happen if cumulative Purchase Payment in excess of $25,000 are submitted without prior consent after the first
Contract Anniversary. Please provide additional disclosure explaining whether this $25,000 Purchase Payment limitation applies only to the benefit base. Will a contract owner receive credit to Contract Value for amounts submitted in excess of this limitation that may not count towards benefit base? Also, please emphasize and clarify similar disclosure occurring in the discussions of each MyPath Lifetime Income optional riders.

	Response:

In response to the Staff's comment, the Company placed the referenced sentence in bold typeface. In addition, the Company added the following language to the optional death benefit rider section:

"If a Purchase Payment is received in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value or death benefit."

In the optional living benefit rider sections, the Company added the following language:

"If a Purchase Payment is received in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value, benefit base, or enhancement base."


9.	Optional Living Benefits ? MyPath Core Flex ? Benefit Base Reset  -  (p.
53)
	The first paragraph of this page states, in part:

		On each date of a benefit base reset, if the rider charge applicable to new customers purchasing MyPath Core Flex exceeds your current rider charge and the benefit base increases to the Contract Value, we reserve the right to increase the charge for your rider.  The rider charge following the increase will not exceed the current rider charge for new issues which may equal the maximum annual rider charge.

	Please clarify that the rider charge will not exceed the maximum charge in the fee table regardless of the charge applicable to new customers. Please make any necessary conforming changes to the prospectus where similar language appears.

	Response:

In response to the Staff's comment, the Company added the following language:

"The rider charge following the increase will also not exceed the maximum annual rider charge shown in the section of this Prospectus entitled "Contract Charges and Expenses ? Other
Optional Benefit Charges," regardless of the charge applicable to new customers."


10.	Optional Living Benefits ? MyPath Core Flex ? Benefit Base Reset  -
(p. 53)
	The disclosure concerning the GAI recalculation is unclear. Please revise the disclosure to conform to the more direct presentation of the calculation given on page 55.

	Response:

In response to the Staff's comment, the underlined text below is added to, and the strikethrough text below is deleted from, the disclosure, so the disclosure is as follows:

"Upon an increase in the benefit base pursuant to a subsequent
Purchase Payment, benefit base enhancement, or benefit base reset, the GAI will be recalculated to be equal to (a) multiplied by (b) where:

(a)	is the benefit base on the recalculation date, after all
(b)	applicable benefit base adjustments described above, following
(c)	the subsequent Purchase Payment, benefit base enhancement, or
(d)	benefit base reset, as applicable, and

(b) is the annual income percentage based on the applicable age of the Designated Life for MyPath Core Flex ? Single or of the youngest Designated Life for MyPath Core Flex ? Joint, as of the later of the date of the first withdrawal or the date of the most recent benefit base reset."


11.	Optional Living Benefits ? Purchase Payment Limits  -  (pp. 54, 63, 71,
and 77)
	a.	The registrant states that "we may limit subsequent Purchase Payments after the first Contract Year following the rider effective date to $25,000, without our prior consent."  The conditional nature of this statement conflicts with the statement on page 48 that with regard to the optional living benefit riders subsequent Purchase Payments are in fact subject to this $25,000 cumulative total restriction.  Please reconcile.

	Response:

In response to the Staff's comment, the Company revised the disclosure to eliminate the conditional nature so it is consistent with the disclosure on page 48. The revised language is as follows:

"After the first Contract Year following the optional living benefit rider effective date, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. If a Purchase Payment is received in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value, benefit base, or enhancement base."


12.	Optional Living Benefits ? MyPath Core Flex ? Required Minimum
Distributions for Applicable Qualified Contracts  -  (p. 56)
	The term "GAI Amount" first appears on page 56. The term, however, is not defined upon first use nor appears in the glossary of special terms. Please add to the glossary or define on page 56. Also, clarify the cross-reference in the first bullet on page 56 to the "GAI Amount section above."

	Response:

In response to the Staff's comment, the underlined text below is added to, and the strikethrough text below is deleted from, the disclosure, so the disclosure is as follows:

*	"Each Contact Year the GAI will be calculated as described in the GAI Amount "Calculating the Guaranteed Annual Income" section above. The GAI will not be changed based on the RMD requirement."


13.	Optional Living Benefits ? MyPath Ascend ? The Benefit  -  (p. 60)  On
page 60, the registrant differentiates this rider from the other MyPath Lifetime Income Optional riders by stating in part that "it does not have the opportunity for additional enhancement periods to begin." This phrasing is unclear. Please provide plain English disclosure clarifying that purchasers of this option are limited to only one 10-year enhancement period.

	Response:

In response to the Staff's comment, the underlined text below is added to, and the strikethrough text below is deleted from, the disclosure, so the disclosure is as follows:

"This rider differs, in part, from the other MyPath Lifetime Income optional riders in that it offers the highest percentage used to calculate a benefit base enhancement, but it is limited to only one 10-year enhancement period it does not have the opportunity for additional enhancement periods to begin."


14.	Financial Statements, Exhibits, and Other Information  -  Please
provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

	Response:

The Company confirms that any financial statements, exhibits, consents, and other required disclosures not included in this initial filing will be included in the Company's pre-effective amendment.


15.	Powers of Attorney  -  Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). The power of attorney must a) specifically list the Securities Act registration number of the initial filing, or b) specifically describe or name the contract whose prospectus and/or SAI is being registered.

	Response:

The Company confirms that the power of attorney filed with the registration statement relates specifically to this registration statement. In particular, the power of attorney expressly includes Waddell & Reed Advisors Retirement Builder II Variable Annuity.


Please direct additional questions or comments to the undersigned at (651) 665-4145.


Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner
Counsel
?
REGISTRATION STATEMENT REVISIONS

Pertaining to File No. 	333-0189593 (811-4294)
Waddell & Reed Advisors Retirement Builder II Variable Annuity


Revisions responding to comments received from the Staff on August 27, 2013

       The marked version of the registration statement contains an insert number for each corresponding revision below. The reference to the comment number is shown only to facilitate ease of review.

Insert #1 (comment 5) (p.7):

Please see the section of this Prospectus entitled ?Annuitization
Benefits and Options ? Transfers after you have Annuitized your Contract? for additional information on annuity reserves.


Insert #2 (comment 5) (p. 38):

Reserves reflect the present value of expected future Annuity
Payments based upon the then current Variable Annuity Payment amount.


Insert #3 (comment 7) (p. 28):

We will also not terminate any contract that includes an optional living benefit rider that provides for continuation of benefits and you are in compliance with the rider's terms for continuation. Please see the section of this Prospectus entitled ?Optional Living Benefit Riders? for additional information.

Insert #4 (comment 8) (p. 41):

If a Purchase Payment is received in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value or death benefit.

Insert #5 (comment 8) (p. 48):

If a Purchase Payment is received in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value, benefit base, or enhancement base.

Insert #6 (comment 9) (pp. 53, 62, 69, and 77):

The rider charge following the increase will also not exceed the maximum annual rider charge shown in the section of this Prospectus entitled ?Contract Charges and Expenses ? Other
Optional Benefit Charges,? regardless of the charge applicable to new customers.

Insert #7 (comment 10) (pp. 53 and 63):

following the subsequent Purchase Payment, benefit base enhancement, or benefit base reset, as applicable,


Insert #8 (comment 10) (pp. 70 and 77):

following the subsequent Purchase Payment or benefit base reset, as applicable,


Insert #9 (comment 11) (pp. 54 and 63):

After the first Contract Year following the optional living benefit rider effective date, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. If a Purchase Payment is received in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value, benefit base, or enhancement base.

Insert #10 (comment 11) (pp. 71 and 77):

After the first Contract Year following the optional living benefit rider effective date, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. If a Purchase Payment is received in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value or benefit base.

Insert #11 (comment 8) (pp. 51, 60, 69, and 76 ):

If a subsequent Purchase Payment is received after the first
Contract Anniversary in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value or benefit base.

Insert #12 (comment 8) (pp. 51 and 61):

If a subsequent Purchase Payment is received after the first
Contract Anniversary in excess of $25,000 without our consent, we will return the Purchase Payment to you and there will be no increase to the Contract Value or enhancement base.


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